[EMBRAER LOGO]

                             Notice to Shareholders


The Board of Directors of Embraer - Empresa Brasileira de Aeronautica S.A. (the "Company"), at a meeting held on December 13, 2002 approved the following:

1. The distribution of Interest on Shareholders' Equity for the Fourth quarter of 2002 in the aggregate amount of R$ 69,973,896.99. Holders of common shares will be entitled to interest on shareholders' equity in the amount of R$ 0.09209 per share, and holders of preferred shares will be entitled to interest on shareholders' equity in the amount of R$ 0.10131 per share equal to R$ 0.40524 per American Depositary Shares (ADSs). It was also approved the distribution of Interest on Shareholders' Equity related to fiscal years 1998 and 1999, in the aggregate amount of R$ 72,450,404.61. Holders of common shares will be entitled to interest on shareholders' equity in the amount of R$ 0.09536 per share, and holders of preferred shares will be entitled to interest on shareholders' equity in the amount of R$ 0.10489 per share equal to R$ 0.41956 per American Depositary Shares
     (ADSs). The payment of these interest on shareholders' equity will be in accordance with the following conditions:

     a. These interest on shareholders' equity complies with the right of the holders of preferred shares to receive dividends 10% above the holders of common shares, according to article 17, II, a, paragraph 1, of Law 6404//76, as amended by Law 10,303 dated October 31, 2001;

     b. the interest on shareholders' equity is subject to the retention of 15% withholding tax or 25% if the beneficiary is a resident in a tax haven, except in the case of holders who are exempt from such tax;

     c. the interest on shareholders' equity distributed will be included in the computation of the compulsory dividends to be distributed by the company for the current fiscal year; the total amount shall include the dividends distributed by the Company for all the purposes of the Brazilian corporate legislation;

     d. record date for the shares negotiated on the Sao Paulo Stock Exchange (Bovespa) is December 23, 2002, and record date for the ADSs negotiated on the New York Stock Exchange (NYSE) is December 27, 2002;

     e. the payment of the interest on shareholders' equity in Brazil will be on January 15, 2003, and the holders of ADSs will be paid on January 23, 2003, both without any compensation.

     f. the shares will be negotiated on the Sao Paulo Stock Exchange (Bovespa), and New York Stock Exchange (NYSE), ex-interest right, on and including December 24, 2002.

2. The increase in Embraer's capital due to the exercise of employees stock options from R$ 1,647,283,550.37 to R$ 1,649,352,794.06, consisting of a total of 712,764,355 shares without par value, of which 242,544,447 are common shares, including one of a special class, and 470,219,907 are preferred shares.


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     As a consequence, the new wording of Art. 5 of Embraer's bylaws is as follows:

           Art. 5 - EMBRAER's subscribed and paid in share capital is one billion, six hundred and forty-nine million, three hundred and fifty-two thousand, seven hundred and ninety-four Reais and six cents (R$1,649,352,794.06) divided into seven hundred and twelve million, seven hundred and sixty-four thousand, and three hundred and fifty-five (712,764,355) shares without par value, of which two hundred and forty-two million, five hundred and forty-four thousand, four hundred and forty-seven (242,544,447) are common shares, including one (1) share of a special class, and four hundred and seventy million, two hundred and nineteen thousand, nine hundred and seven (470,219,907) are preferred shares.


Sao Jose dos Campos, December 13, 2002




Antonio Luiz Pizarro Manso
Executive Vice-President Corporate & CFO


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